EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 28, 2019, Fossil Group, Inc. (the “Company,” “we,” “us,” and “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, $0.01 par value per share (“Common Stock”). The Common Stock is listed on The Nasdaq Stock Market LLC under the symbol “FOSL.”
Description of Capital Stock
The following is a description of the material terms of our capital stock. It does not purport to be complete and is subject to and qualified in its entirety by our Third Amended and Restated Certificate of Incorporation, or any supplement or amendment thereto (the “Certificate of Incorporation”), our Fifth Amended and Restated Bylaws, or any supplement or amendment thereto (the “Bylaws”), and the General Corporation Law of the State of Delaware (“DGCL”). Copies of the Certificate of Incorporation and Bylaws have been filed with the Securities and Exchange Commission as Exhibits 3.1, 3.2 and 3.3 to our Annual Report on Form 10-K.
Authorized Capital Stock
Under the Certificate of Incorporation, our authorized capital stock consists of:

•	100,000,000 shares of Common Stock; and

•	1,000,000 shares of undesignated preferred stock, par value $0.01 per share (“Preferred Stock”).

As of December 28, 2019, we had 50,516,477 shares of Common Stock outstanding and no shares of Preferred Stock issued or outstanding. As of December 28, 2019, we had reserved approximately 10,288,468 additional shares of Common Stock for issuance under our long-term incentive plan.
Common Stock
The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Unless otherwise required by law, the Certificate of Incorporation or the Bylaws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock present in person or represented by proxy and entitled to vote thereat. Each member of our board of directors (the “Board”) shall be elected by the vote of the majority of the votes cast with respect to the director. Cumulative voting of shares of Common Stock is prohibited.
The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board out of funds legally available therefor, subject to the payment of any preferential dividends with respect to any Preferred Stock that from time to time may be outstanding. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of the holders of any outstanding Preferred Stock. The holders of Common Stock have no preemptive or conversion rights or other subscription rights, and there are no redemptive or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Board may designate in the future.
Preferred Stock
The Board, without further action by the stockholders, is authorized to fix and determine as to any series of Preferred Stock any and all of the relative rights and preferences of shares in such series, including, without limitation, preferences, limitations or relative rights with respect to redemption rights, conversion rights, voting rights, dividend rights and preferences on liquidation.
Certain Provisions of the Certificate of Incorporation and Bylaws
The Certificate of Incorporation and Bylaws of the Company contain certain provisions that may delay, defer or prevent a change in control of the Company.

Issuance of Common or Preferred Stock
As indicated above, the Certificate of Incorporation gives the Board the authority, without further action by the stockholders, to issue from time to time Preferred Stock in one or more series and to fix the number of shares, designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions on the Preferred Stock. The issuance of, or the right to issue, Preferred Stock could have anti-takeover effects.
Any issuance of Common Stock or Preferred Stock with voting rights could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company by increasing the number of outstanding shares entitled to vote and by increasing the number of votes required to approve a change in control. Shares of voting or convertible Preferred Stock could be issued, or rights to purchase such shares could be issued, to render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise. Such issuances could therefore deprive stockholders of benefits that could result from such an attempt, such as the realization of a premium over the market price. Moreover, the issuance of additional shares of Common Stock or Preferred Stock to persons friendly to the Board could make it more difficult to remove incumbent management and directors from office even if such change were to be favorable to stockholders generally.
Number of Directors and Vacancies and Removal of Directors
Our Bylaws provide that the number of directors shall be fixed and determined from time to time by resolution adopted by the Board. Our Bylaws also provide that if a proposal to remove a Board member is properly brought before a meeting of the stockholders, a Board member may be removed by the vote of the holders of a majority of the stock present in person or represented by proxy and entitled to vote thereat. Any vacancy on the Board may be filled by the majority vote of the directors then in office, though less than a quorum.
Advance Notice
The Company’s Bylaws establish advance notice procedures with regard to stockholder nomination or removal of persons for election to the Board or other business to be brought before meetings of stockholders of the Company. These procedures provide that notice of such stockholder nominations or proposals must be timely given in writing to the Secretary of the Company prior to the meeting at which the action is to be taken. The notice must contain certain information specified in the Bylaws. To be timely in connection with an annual meeting, the notice must be received between 90 and 120 days prior to the date on which the immediately preceding year’s annual meeting of stockholders was held. If the date of the annual meeting is 30 days earlier or more than 60 days later than such anniversary date, notice must be received no earlier than 120 days before the meeting and no later than the later of (i) 90 days before the meeting or (ii) the 10th day following the day on which the public announcement of the date of the annual meeting is first made by the Company. To be timely in connection with a special meeting, the notice must be received no earlier than 120 days before the meeting and no later than the later of (i) 90 days before the meeting or (ii) the 10th day following the day on which the public announcement of the date of the special meeting is first made by the Company. An adjournment or postponement of an annual or special meeting does not commence a new time period for the giving of notice. With respect to stockholder nominations of directors and stockholder proposals relating to the removal of directors, in addition to complying with the procedures set forth in the Bylaws, a stockholder who wishes to include such business in a proxy statement prepared by the Company must also comply with Rule 14a-8 under the Exchange Act, as the same exists or may hereafter be amended or any other applicable laws as presently or hereafter in effect.
Bylaw Amendments
The Company’s Bylaws require that any action taken by the Board to alter, amend or repeal the Bylaws or adopted new Bylaws be approved by the affirmative vote of at least 80% of all directors then in office, subject to repeal or change by the affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of capital stock of the Company entitled to vote in the election of directors, voting together as a single class.
Special Meetings of Stockholders
Special meetings of stockholders may be called only by the Chairman of the Board, the President, at the request in writing of a majority of the Board of Directors or on the written request of holders of at least 50% of the total number of shares of capital stock of the Company issued and outstanding and entitled to vote.

Section 203 of DGCL
The Company is a Delaware corporation and is subject to Section 203 of the DGCL. In general, subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by (x) persons who are directors and also officers and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Section 203 defines a “business combination” to include certain mergers, consolidation, asset sales and stock issuances and certain other transactions resulting in a financial benefit to an “interested stockholder.” In addition, Section 203 defines an “interested stockholder” to include any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such an entity or person.
Limitation of Liability of Directors
The Certificate of Incorporation generally provides that, to the fullest extent permitted by the DGCL, no director shall be liable to the Company or its stockholders for monetary damages for breach of certain fiduciary duties as a director. Under the DGCL, a director’s liability may not be eliminated:

•	for any breach(es) of the director’s duty of loyalty to us or to our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for certain unlawful dividend payments or stock redemptions or repurchases; and

•	for any transaction from which the director derives an improper personal benefit.

The effect of this provision is to restrict the rights of the Company and its stockholders to recover monetary damages against a director for breach of certain fiduciary duties as a director.